SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


06036149

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
MAY 1 5 2006
WASH, D.C.
185
SECTION

For the month of April, 2006

PE 4-30-06

EuroZinc Mining Corporation
(Translation of registrant's name into English)

000-30478
(Commission File Number)

PROCESSED
MAY 24 2006
THOMSON
FINANCIAL

1601 - 543 Granville Street, Vancouver, B.C., Canada V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation
(Registrant)

Date: May 10, 2006

By: 

Name: Ron A. Ewing
Title: Executive Vice President

EXHIBIT INDEX

Exhibit	Description
99.1	2005 Annual Report

EUROZINC

Annual Report 2005



EUROZINC

EuroZinc Mining Corporation is a Canadian-based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

The Company owns the Neves-Corvo copper-producing mine and the Aljustrel zinc/lead/silver project, and is also conducting extensive exploration on the Iberian Pyrite Belt, all in the Alentejo district of southern Portugal. These operations are held through the Company's wholly owned subsidiaries.



Copper Prices
Copper Price (Euro/lb)
Copper Price (US$/lb)
LME Copper Inventories (tonnes)
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1,000,000
800,000
600,000
400,000
200,000
0
Jan03 May03 Sep03 Jan04 May04 Sep04 Jan05 May05 Sep05 Dec05



Zinc Prices
ZincPrice (Euro/lb)
Zinc Price (US$/lb)
LME Zinc Inventories (tonnes)
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
900,000
700,000
500,000
300,000
100,000
0
Jan03 May03 Sep03 Jan04 May04 Sep04 Jan05 May05 Sep05 Dec05



EquityEZM Share Price
EZM Share Price
S&P TSX Diversified Metals and Mining Index
120%
100%
80%
60%
40%
20%
0
Jul04 Sep04 Nov04 Jan05 Mar05 May05 Jul05 Sep05 Nov05
Aug04 Oct04 Dec04 Feb05 Apr05 Jun05 Aug05 Oct05 Dec05

Net Debt / Equity (values in million US$)



2004
Net debt / Equity = 73%
137.2
100.1
2005
Net Debt / Equity = 7%
15.2
231.0

Contents

Front cover:
Somincor Neves-Corvo mine located in southern Portugal.

Why invest in EuroZinc?

The Right Metals - Copper and Zinc

Copper and zinc prices increased more than all major metals during 2005, as well as in the twenty-four months since 2003.

The Right Place - Iberian Pyrite Belt

The assets of EuroZinc are based in southern Portugal, which has a highly prospective and under-explored mineral belt, a stable political environment, skilled labour, excellent infrastructure close to the Atlantic seaboard, and a long mining history.

Superior Returns

The share price of EuroZinc has outperformed the S&P-TSX Diversified Metals and Mining Index by increasing more than 80% year on year through 2005, and more than 100% since EuroZinc acquired the Neves Corvo mine in June of 2004.

Long-Term Sustainability

EuroZinc has a long-life production base and is continuing to identify new resources.

Financial Strength

Strong balance sheet with net-debt to equity of 7% as at December 31, 2005.

Growth Opportunities

With the combination of a strong balance sheet, internal development options and excellent exploration potential, EuroZinc is well positioned for organic growth and growth through acquisition.

Message to Shareholders

The year 2005 proved to be exceptional for EuroZinc, with the strong copper price creating an extraordinary year for all copper miners. As copper prices soared during the year to near record highs, EuroZinc did not lose sight of the fact that all commodities, many that are consumed in our operations, also had sharp price rises and management was diligent in controlling operating costs. The operating costs were US$0.75 per pound of payable copper in 2005 while the average LME copper price for the year was US$1.67. This price rise during the year had a positive impact on financial results and EuroZinc posted earnings of US$88.3 million and cash flow from operations, before working capital changes, of US$131.4 million.

While the robust copper market produced high prices, these were partially offset by corresponding increases in smelter treatment and refining charges, which were the principal reason for cost increases year over year.

There was also a remarkable increase in the price of zinc during the year, coupled with a substantial reduction in treatment charges for zinc concentrate. These factors, combined with the size and grade of a portion of the large zinc resource in Neves-Corvo, provided the incentive to advance development of the zinc zone. EuroZinc commenced late in the year with the conversion of the existing tin plant to accommodate the production of zinc concentrate.

In light of the substantial operating profits, management took the opportunity to reduce debt and prepare the company for long-term sustainability and growth. Our key objectives for 2005 produced the following results:

- The management team conducted several studies of its peer group of base metal producers with an eye toward consolidation.
- Increased the mine site exploration currently underway in and around the Neves-Corvo and Aljustrel deposits, as well as increasing the regional exploration programs in the Iberian Pyrite Belt.
- Planning was completed and work commenced on development of the Neves-Corvo zinc-rich zones.
- Retrofitting of the tin plant to a zinc plant for production of zinc concentrate in July 2006.
- Made good progress with development options on Aljustrel including updating cost projections, financing options and progressing with Government and labour issues.

The financial results were very encouraging, and surpassed all objectives for the year. There were also significant operational achievements in 2005, which will prove substantial for our shareholders in the longer term:

- Neves-Corvo productivity increased by 14%
- Production was within 1.5 percent of our goal of producing 200 million pounds of copper
- A total cash operating cost of US$0.75 per pound of payable copper was achieved and was under budget
- 4,592 metres of mine development were completed at Neves-Corvo during the year, a record for the mine.



"Our accomplishments in terms of productivity, cost containment, and safety performance, are due to the talents and abilities of our employees."

While much can be said of our accomplishments in terms of productivity, cost containment, and safety performance, these results are due in large part to the talents and abilities of our employees, who are dedicated to our success.

EuroZinc is fortunate to have a senior operations management team who have proven their ability to manage costs aggressively without jeopardizing the safety and well-being of our employees, or the integrity of the physical assets. In that regard, we were pleased to welcome João Carrêló to the position of Managing Director of Somincor in June 2005. Mr. Carrêlo brings a broad set of management skills and technical expertise to the Company.

Ensuring that all employees of the Company have the safest work environment possible to carry out their duties continues to be the cornerstone for the development of our company. There is no place where dedication to safety is more evident than at Neves-Corvo, which was the recipient of a prestigious national safety award in Portugal, and the employees are to be congratulated for their achievements.

After two consecutive years of record copper prices and no imminent, near-term corrections to the market supply-demand fundamentals, there is continued optimism that copper prices will remain strong. The zinc market fundamentals are also strong, with insufficient supply growth to meet demand projections. EuroZinc is well situated to take advantage of these market conditions with our extensive resources.

Our objectives for 2006 are:

- Maintain our production profile in contained copper produced.
- Improve our operating margin by making continued improvements in productivity at Neves-Corvo.
- Commence with zinc production in July 2006 at Neves-Corvo.
- Increase the reserves and resources at Neves-Corvo, thereby extending the life of mine.
- Resolve outstanding issues to reopen the Aljustrel mine.
- Continue securing exploration concessions in the Iberian Pyrite Belt and exploring these properties.
- Continue to review outside opportunities to grow the company and increase shareholder returns.

In addition to internal growth, opportunities outside of our Company are being considered. Through a combination of internal focus and external growth, it has been, and continues to be, our stated objective to grow the Company, build value for the shareholders and firmly entrench the Company as a global base metal producer.

I would like to thank the directors of EuroZinc who provided their knowledge, guidance and encouragement throughout this past year, and also extend a special thanks to our shareholders for their continued support.



Colin K. Benner
Vice Chairman and Chief Executive Officer

2005 Highlights

Operations

- Increased Neves-Corvo productivity by 14% in mine tonnage hoisted and increased in mill throughput by 7% from existing ore bodies, labor complement, and facilities.
- Produced 197 million pounds of contained copper at Neves-Corvo.
- Initiated US$5.2 million capital expenditure program for the development of an 'in-mine' zinc project at Neves-Corvo and conversion of existing tin plant to process zinc ore.
- Received Portugal's most prestigious industrial safety award.

Financial

- Achieved record earnings of US$88.3 million or US$0.17 (Cdn$0.20) per share in 2005.
- Paid down US$86.3 million in debt associated with the acquisition of the Neves-Corvo mine with proceeds from operating profits.
- Completed purchase and paid off loan for price participation rights from vendors in January 2005 to maximize leverage to anticipated strong metal cycle.

Exploration and Development

- Drilled high grade copper-zinc intersections at Zambujal – increased Neves-Corvo metal resources and reserve grade.
- Replaced ore mined in 2005 and increased contained copper in reserves by 6% year over year.
- Increased land position substantially in the Iberian Pyrite Belt with new exploration concessions.
- Initiated US$10 million mine-site and regional exploration program to increase growth in resources and reserves.
- Examined potential for concentrating indium from Neves-Corvo ores to realize revenues from increasing indium prices.

Equity Market

- Growth of 83% year-on-year in share price, 340% in the two years from December 31, 2003 to December 31, 2005.
- Listed and commenced trading on American Stock Exchange (AMEX).

Operating Review

Neves-Corvo

The Neves-Corvo mine is located 220 kilometres southeast of Lisbon in the Alentejo District of Portugal. Since acquiring the Neves-Corvo Mine on June 18, 2004, management has focused on completing the transition smoothly, improving the operating performance of the mine and conducting exploration in the immediate vicinity in search of new resources and reserves. The results of this program were realized in 2005, with tonnage output increasing 14% year over year and tonnage milled increasing 7%. However, copper metal contained in concentrate produced was 6% lower due to extraordinary conditions in 2004 that led to an unplanned increase in the average head grade to the mill. The previous owner/operator of the mine had to contend with some unexpected ground conditions in the first quarter of 2004 that necessitated mining and processing a greater amount of high grade ore. Performance in the processing plant in 2005 was satisfactory despite the lower head grade. Copper recovery was 88.1% for the year and the copper concentrate grade improved to 24.5% for the year.

It is anticipated that the current copper grade of ore can be sustainable throughout the mining of the existing copper reserves but may deviate depending on the production schedule. Work was underway at year-end in preparation for zinc production scheduled in mid-2006. Mine development of the zinc-rich zones was on plan for the year and the retrofitting of the tin plant to receive zinc ore commenced in the latter part of 2005.

	2005	**2004**	**2003**	**2002**
Ore milled ('000 t)	2,041	1,902	1,700	1,756
Copper Grade (%)	4.96	5.71	5.33	5.06
Copper Recovery (%)	88.1	88.4	85.5	87.0
Copper Conc. (%)	24.5	23.9	23.5	24.2
Minesite Operating Costs				
Per tonne milled (US$)	42.95	43.10	38.3	31.4
Per tonne milled (€)	34.5	34.7	33.9	33.3
Direct Cash Costs (C1)				
Per pound payable copper (US$)	0.75	0.64	0.62	0.58

Aljustrel

The Aljustrel project is located approximately forty kilometres northwest of the Neves-Corvo mine. Operations were suspended in 1993 as inefficient processing and low metal prices made it uneconomic to operate. The mine was placed on care-and-maintenance pending the resolution of the technical challenges and an improvement in the metal price. While temporarily closed, an extensive drilling program and feasibility study was completed in 2000, and has since had subsequent updates in metallurgical mine design.

An infill drilling program totaling 6,703 metres was completed in 2005.

As projected in the initial feasibility study, Aljustrel can be placed in operation following approximately a twelve month period of retrofitting the process facilities. At year-end EuroZinc was engaged in discussions with both Government and union officials to resolve issues directly related to re-opening of the mine. Subsequently, EuroZinc announced a Memorandum of Understanding had been



Mineral Reserve and Resource Statement

Operating Properties

Deposit	Category	Tonnes (x1000)	Cu %	Pb %	Zn %	Ag g/t	Contained Metal (x1000) Cu Tonnes	Pb Tonnes	Zn Tonnes	Ag Ounces	EZM Interest
Mineral Reserves[1]											
Neves-Corvo (Copper)	Proven	6,835	5.73	—	—	—	392	—	—	—	100%
	Probable	9,975	5.29	—	—	—	528	—	—	—	100%
	Total	16,810	5.47	—	—	—	920	—	—	—	100%
Neves-Corvo (Zinc)	Probable	10,628	—	—	7.96	—	—	—	846	—	100%
Mineral Resources[2]											
Neves-Corvo(Copper)	Measured	7,471	6.33	0.28	1.44	—	473	21	108	—	100%
	Indicated	11,201	5.73	0.24	0.87	—	642	27	97	—	100%
	M+I	18,672	5.97	0.26	1.10	—	1,115	49	205	—	100%
	Inferred	7,357	3.96	0.30	0.57	—	291	22	42	—	100%
Neves-Corvo (Zinc)	Indicated	26,183	0.58	1.25	6.40	62.48	152	327	1,676	50,885	100%
	Inferred	24,170	0.41	1.40	5.55	62.05	99	338	1,341	46,650	100%

[1] Mineral reserves were estimated by Somincor and reviewed by Qualified Person James Drake, P. Eng. Copper reserves were estimated using a 2% cut-off based on a long-term price of US$1.04/lb copper. Zinc reserves were estimated using a 6% cut-off based on a long-term price of US$0.53/lb zinc.

[2] Mineral resources were estimated by Somincor and reviewed by Qualified Person, Garnet Dawson, P. Geo. Copper resources were estimated using a 2% cut-off and zinc resources were estimated using a 3.3% cut-off. The measured and indicated mineral resources are inclusive of those mineral resources modified to produce the mineral reserves.

Development Properties

Deposit	Category	Tonnes (x1000)	Cu %	Pb %	Zn %	Ag g/t	Contained Metal (x1000) Cu Tonnes	Pb Tonnes	Zn Tonnes	Ag Ounces	EZM Interest
Mineral Reserves[1]											
Aljustrel (Zinc)	Probable	14,353	0.27	1.78	5.49	62.62	39	255	788	27,957	99.9%
Aljustrel (Copper)	Probable	1,612	2.16	0.26	0.97	14.26	35	4	16	715	99.9%
Mineral Resources[2]											
Aljustrel (Zinc)	Measured	3,510	0.38	1.72	4.93	49.52	13	60	173	5,588	99.9%
	Indicated	16,290	0.24	1.85	5.89	65.81	39	302	959	34,465	99.9%
	M+I	19,800	0.26	1.83	5.72	62.92	52	362	1,133	40,052	99.9%
	Inferred	5,040	0.30	1.73	5.68	56.64	15	87	287	9,178	99.9%
Aljustrel (Copper)	Measured	260	1.82	0.40	1.26	20.33	5	1	3	164	99.9%
	Indicated	6,660	2.08	0.35	1.08	17.07	138	23	72	3,536	99.9%
	M+I	6,920	2.07	0.35	1.08	17.20	143	24	75	3,702	99.9%
	Inferred	1,990	2.11	0.22	0.75	11.65	42	4	15	721	99.9%

[1] Mineral reserves were prepared in previous years by Steffen Robertson and Kirsten (Canada) Inc. and reviewed by Qualified Person, James Drake, P. Eng. Zinc reserves were estimated using a 4.5% (Feitais) and 4.0% (Moinho) cut-off. Copper reserves were estimated using a 1.5% cut-off.

[2] Mineral resources estimated by Steffen Robertson and Kirsten (Canada) Inc. and Amec Americas Limited and reviewed by Garnet Dawson, P. Geo. Zinc resources were estimated using a 4.5% cut-off (Feitais) and 4.0% cut-off (Moinho). Copper resources were estimated using a 1.5% cut-off. The measured and indicated mineral resources are inclusive of those mineral resources modified to produce the mineral reserves.

"Environmental matters are of paramount importance to the management of EuroZinc and the health and safety of our employees is our first priority."

reached with Government officials in Portugal on the majority of outstanding issues. Opportunities for financing the project to start development in 2006 are currently being explored.

Safety

In EuroZinc's operations, the health and safety of our employees is our first priority. We endeavor to integrate safety into all company activities, and monitor progress through a loss control program. In so doing we contribute to EuroZinc's sustainability strategy.

In 2005, Somincor received the most prestigious national safety award granted to the heavy industry sector in Portugal. The award recognized the significant reduction in accident rates during the previous two years and was a tribute to the dedication and demonstrated commitment of our employees to safety. Tragically, however, shortly after receiving the award a mill operator was fatally injured, motivating management to refocus on the key elements of our long term approach to safety. As a consequence, additional training programs have been given to all first line supervisors and contractor overseers, programmed inspections have been increased, and the entire workforce have been engaged in a number of initiatives aimed at eliminating unsafe acts and correcting unsafe conditions.

Over the last five years the accident frequency index (LTIF) and time lost due to accidents have dropped by 88% and 84%, respectively.

Although the company continues to comply with all related industrial hygiene standards, several focused campaigns were launched to ameliorate working conditions as regards personnel exposure to noise and dust levels, poor illumination, chemical and gas emissions.

Environmental

Environmental matters are of paramount importance to the management of EuroZinc. A significant amount of time and effort was devoted in 2005 to ensure that operations were in compliance with all regulatory requirements. An independent audit of the Company's environmental practices was completed during the year. The audit confirmed environmental standards are being maintained, consistent with internal policies and guidelines.

Progressive remedial work continued throughout 2005 at all locations, with particular emphasis on the Neves-Corvo tailings impoundment area. Although the current sub-aqueous slurry disposal system provides safe and reliable storage of tailings, Somincor has successfully pioneered tests involving the use of paste technology. If implemented, this technology would result in a "dry" tailings closure at the end of mine life and in so doing, further enhance social, environmental and economic value.



João Carrêló
Managing Director, Portugal





Left: **Grinding circuit at Neves-Corvo mine**
Right: **Sétubal concentrate loading facility**

LEGEND
Tertiary Cover
Flysch
Volcanics
Quartzites
Carbonates
Massive sulphide
Highway
Rail

PORTUGAL
SPAIN
Badajoz
Setubal
Evora
Lagoa Salgado
Grandola
Beja
ALJUSTREL
200,000 N
Aquas Tenidas
Sao Domingos
Rio Tinto
NEVES-CORVO
Almodovar
Tharsis
Aznalcollar
Huelva
50 kilometres
Albufeira
Faro
300,000 N
100,000 E

Above: **Map of the Iberian Pyrite Belt showing massive sulphide deposits as red dots and EuroZinc's extensive land holdings in red outline.**

Right: **Geologists locating drill collar with handheld global positioning system.**

Opposite page left: **Drill rig collared on Lombador deposit.**

Opposite page right: **Geologists logging drill core.**



Significant Exploration Potential

The Neves-Corvo deposit has large, high grade copper and zinc resources and the Aljustrel deposit has a large zinc resource. However, mining reserves are finite and must be replenished. In the latter part of 2005 the Company launched a major exploration program in Portugal and committed US$10 million for mine-site and regional exploration work. The program will be carried out on the largest exploration land package (2,700 square kilometres) amassed by any company in the history of exploration in the Iberian Pyrite Belt (IPB) of Portugal. To complete this work, an experienced geological team was assembled and exploration drill rigs and crews were mobilized.

Mine-site exploration focused on identifying new resources down-dip of existing orebodies and infill drilling on deposits that have only had wide spaced drilling. In addition to the 20,000 metre surface drilling program initiated in late 2005, the underground drilling program will increase from 10,000 metres to 19,000 metres in 2006. This drilling program will focus on upgrading the inferred copper and zinc resource to indicated and measured categories to extend the life of mine (LOM).

Geologists are using the latest geophysical surveys and processing technologies on one of the most prospective under-explored mineral belts— IPB—in the world. The Company is confident that re-processing this valuable historic data will identify new drill targets.

Why the Iberian Pyrite Belt (IPB)?

- Politically stable region with skilled labor and excellent infrastructure
- Highly prospective and under-explored
- New exploration technologies

1. Low Risk with Superb Infrastructure

EuroZinc's properties are located in Portugal, a European Union country with stable politics, skilled labor and excellent infrastructure. This infrastructure includes some of Europe's best highways, abundant thermal and hydroelectric power, and existing rail and port facilities in close proximity to a third of the world's smelter capacity. Combined with the synergies of EuroZinc's existing operations and experience in the region, the excellent logistics will add immediate value to any new discovery.

2. Prospective Geology

EuroZinc's mines and surrounding exploration concessions are located within the western sector of the IPB that extends from Seville in Spain to just south of Lisbon in Portugal. The 250 kilometre long by 60 kilometre wide belt of rocks is host to some of the largest volcanogenic massive sulphide (VMS) deposits in the world. The belt contains more zinc and copper per square kilometre than any other massive sulphide district in the world. Over 85 VMS deposits have been identified in the belt with a bulk





10000 mE
12000 mE
14000 mE
0 1
kilometres
Neves-Corvo
Mining Lease
Lombador
Neves
Corvo
Neves-Corvo
Exploration Concession
Zambujal
Graça

Above: **Surface Projection of Neves-Corvo orebodies.**

Right : **Zambujal section showing surface and underground infill drill intersections.**


18m @ 13.5% Cu
5.6m @ 3.4% Cu
11m @ 5.7% Cu
30m @ 14.7% Cu
18m @ 17.2% Cu
34m @ 15.3% Cu
17m @ 13.5% Cu
17m @ 5.2% Cu
20m @ 8.9% Cu
1m @ 3.2% Cu

"Neves-Corvo is one of the highest grade and one of the largest of the volcanogenic massive sulphide (VMS) deposits in the world."

tonnage in excess of 1.7 billion tonnes. Seven of these deposits are in excess of 100 million tonnes, and include the Neves-Corvo and Aljustrel deposits. Neves-Corvo is one of the highest grade and one of the largest VMS deposits in the world.

3. Under-Explored

The map of the IPB shows the location of massive sulphide deposits and highlights the fact that there are a greater number of deposits currently identified in Spain as compared to Portugal. Most of these deposits are exposed on surface and were known in Roman times. In Portugal, the number of known deposits is lower because the units that host the deposits are frequently overlain by younger sedimentary units and make the deposits undetectable. This feature represents a great opportunity to discover hidden deposits beneath the sedimentary cover using new geophysical technology.

The number of exploration drill holes completed between 1980 and 1998 within the IPB of Portugal totals about 468, with 70% of these testing targets less than 300 metres in depth. This relatively small amount of drilling, at shallow depths, makes much of the volcanic hosting units prospective for deposits. EuroZinc's budget for 2006 is 46,000 metres, 5 to 10 times the amount drilled yearly in the period 1980 to 1998.

4. New Technology

In the last ten years there have been many technical advances in the modeling of gravity data, which is the geophysical method responsible for identifying most of the covered VMS deposits in the IPB. Geophysical data such as gravity, magnetics and induced polarization are now modeled using three dimensional inversion, which produces maps that more accurately portray the earth's underlying physical properties than those produced only a few years ago. This technology provides a unique opportunity to reprocess the existing geophysical database to identify new targets over EuroZinc's large land holdings.

Regional Exploration

The Malhadinha, Neves, Albernoa, Mertola and Alcoutim concessions were applied for in the latter half of 2004 and in 2005. The Malhadinha concession was granted during 2005, while the other four concessions remain in the final stages of review. These concessions cover an area of approximately 2,700 square kilometres and most of the prospective IPB stratigraphy in Portugal, a distance of over 100 kilometres.

Geologists are compiling historic geological, geochemical and geophysical data in a geographic information system and re-processing all the gravity and magnetic data using three dimensional inversion software. As most of the covered deposits in the IPB have been discovered by drilling gravity targets, the Company is encouraged that the re-processed historic gravity will lead to new targets.

Mine-Site Exploration

Neves-Corvo

The Neves-Corvo mine consists of the Neves, Graça, Lombador, Corvo and Zambujal deposits that contain separate zones enriched in copper, zinc and tin. The 2005 mine-site exploration program consisted of both underground and surface diamond drilling programs. The underground program was focused on upgrading the copper resource at Zambujal. The program was successful in increasing copper metal in the Zambujal deposit by 23%, copper grade by 28%, zinc metal by 37% and zinc grade by 42%. It also converted 70% of the inferred resources to the measured and indicated categories. The increase in grade was as a result of the detailed infill drilling as exemplified on the accompanying section. Underground drilling identified a thick and high grade polymetallic zone that averages 21 metres in true thickness and grades 13.1% copper and 7.6% zinc.

The 2005 surface drill program targeted the area between Graça and Neves orebodies, and the open western edge of the Neves orebody. Four drill holes were completed between Graça and Neves with the best hole located midway between these two deposits, intersecting 7.2 metres grading 1.63% copper and 3.47% zinc, and significantly extends the known limits of the deposits.

"The 2006 mine-site drill program is designed to expand the limits of the known orebodies and increase the inferred resource."

Eight drill holes were completed along the western edge of the Neves deposit. Mineralization was intersected in six of the eight holes with the best hole intersecting 10.6 metres (true width) grading 6.1% copper and 2.4% zinc. This intersection is located 52 metres southeast of a previous intersection of 5.2 metres grading 11.6% copper and 110 metres southeast of an adjacent drill hole that intersected 4.35 metres grading 7.1% copper.

The 2006 mine-site drill program is designed to expand the limits of the known orebodies and increase the inferred resource.

Aljustrel

The Aljustrel Project consists of four deposits, two of which were the focus of an extensive drilling and metallurgical program as part of the original feasibility study.

An underground infill drill program designed to upgrade the existing resource between the 265 and 400 Level was completed on the Moinho deposit in 2005. The program was successful in converting the indicated resource to the measure category.

Numerous targets that could add additional resources to the current large resource base have been identified and require followup diamond drilling. Targets include:

- Copper mineralization along the lower edge of the Feitais deposit below the 400 Level.
- Zinc mineralization down plunge of the existing Feitais resource to the Represa Fault.
- Infill drilling and delineation of the Estação deposit that is currently intersected by widely spaced drill holes.

These targets will be drill tested as part of the ongoing mine-site exploration program when Aljustrel is in production.

CAUTION ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each Management Discussion and Analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, zinc, silver and lead, that the political environment within Portugal will continue to support the development of environmentally safe mining projects so that the Company will be able to commence operations at the Aljustrel project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Management's Discussion & Analysis

The following Management's Discussion and Analysis ("MD&A") of EuroZinc Mining Corporation ("EuroZinc" or the "Company") has been prepared as of February 27, 2006 and is intended to supplement and complement the accompanying audited Consolidated Financial Statements and Notes for the year ended December 31, 2005. Please also refer to the cautionary statement of forward-looking information at the end of the MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All the financial information in this MD&A is in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all dollar amounts in the tables, including comparatives, are expressed in thousands of US dollars, unless otherwise noted.

Overview

EuroZinc is a Canadian based mining company that owns and operates the Neves-Corvo copper zinc mine and the Aljustrel zinc/lead/silver mine, which is currently on care and maintenance. Both of these mines are located in southern Portugal and are within 40 kilometres of each other. The Neves-Corvo and Aljustrel mines both consist of poly-metallic deposits containing, among other metals, copper, tin, zinc, lead, silver and indium. Neves-Corvo has been a significant copper concentrate producer since 1989 and work is underway to add zinc production to its revenue stream with expectations for production in mid-2006. The Aljustrel mine was first operated as a pyrite mine, but was converted to a base metal operation between 1989 and 1991. The conversion included mine development, construction of a new process plant at the mine site and a new concentrate handling facility in the port city of Setubal approximately 20 kilometres south of Lisbon. The mine operated from 1991 to 1993, but was closed in 1993 due to operating difficulties and low metal prices. The Company acquired the mine in 2001 and has held it on a care and maintenance basis while conducting a feasibility study, related engineering studies and design work, and negotiating the terms for a possible reopening of the mine. The Company is presently in the final stages of reaching an agreement with the Portuguese government that will impact on a decision to restart the Aljustrel zinc mine.

The financial results for the year ending December 31, 2005 are not comparable to the financial results of 2004 as the Neves-Corvo mine was acquired on June 18, 2004. The Company will however provide the full year's operating statistics for 2004 for comparative purposes with the current year's operations.

Highlights for the Year

- Achieved record revenue of $314.9 million on sales of 203.7 million pounds of copper for the year and $97.5 million on sales of 48.1 million pounds for the fourth quarter;
- Achieved record net earnings of $88.3 million or US$0.17 (Cdn$0.20) per share for the year and $27.8 million or US$0.05 (Cdn$0.06) for the fourth quarter;
- Generated cash flow from operations, before working capital changes, of $131.4 million or US$0.25 (Cdn$0.30) per share for the year and $44.5 million or US$0.08 (Cdn$0.10) for the fourth quarter;
- Initiated an aggressive $10 million exploration program in Portugal;
- Repaid $86.3 million of debt in 2005;
- Strengthened the balance sheet by reducing the net debt to equity ratio to 7 percent at the 2005 year end from 73 percent at the beginning of the year;
- Purchased the balance of the vendors' price participation rights in 2005 and repaid the related loan in eight months; and
- Listed on the American Stock Exchange.

Results of Operations

Neves-Corvo

As noted in the Highlights, 2005 was an exceptional year for the mine, which enabled the Company to report cash flow of $131.4 million and earnings of $88.3 million for the year. This financial performance resulted primarily from higher copper prices and improved performance at the Neves-Corvo mine. These improvements were partially offset by higher smelter treatment and refining charges, which averaged $86/tonne and 8.6 cents per pound for 2005, compared to an average of $46/tonne and 4.5 cents per pound in 2004.

Neves-Corvo Operating Summary

	2005	*2004
Tonnes mined (000's)	**2,168**	1,900
Tonnes milled (000's)	**2,041**	1,902
Copper grade (%)	**4.96**	5.71
Plant recovery (%)	**88.1**	88.4
Copper produced (000's tonnes)	**89.5**	95.7
Net cash cost (US$ per pound)	**0.75**	**0.64

Note: * The 2004 operating results are for the full year. EuroZinc consolidated statements include operating results only since the date of acquisition, June 18, 2004.
**Includes a royalty payment of $0.035 per pound for the year.

Productivity increases resulted in greater tonnes mined and milled in 2005 as compared with 2004. However, the total copper produced in 2005, as compared to 2004, was impacted by a lower copper head grade of the mill feed in 2005, as compared to 2004. During the first quarter of 2004 the head grade of the mill feed was higher than the life of mine reserve grade as a result of some unexpected ground conditions that temporarily restricted access to the lower grade zones. This necessitated mining and processing a greater amount of high grade ore than planned during the period. The Life of Mine plan ("LOM") has always been based on a suitable blending of the grades and types of ore from the deposits in Neves-Corvo to ensure an optimum life of mine plan. The head grade achieved for 2005 was as planned at 4.96 percent copper.

Aljustrel

The Aljustrel mine planning activities continued throughout the year with specific emphasis on a redesign of the mine development plan, including stope design and material conveyance. As well, review of the mill process flow sheets and reagent schemes used in the feasibility study were completed. The mill work was conducted during the year by independent technical consultants, including Outokumpu of Finland. The mine planning and update of the estimated capital required to place the mine and mill back into production was completed internally. A decision to return Aljustrel to production would initiate a capital program to make the mill operational following approximately 12 months of retrofitting. The ore feed for the mill in the first year of operations will be provided from the Moinho deposit at a rate of 1.4 million tonnes per annum. It is expected that, once mining commences in the higher grade Feitais deposit, full production of 1.8 million tonnes per annum will be reached. The Feitais deposit could be in production approximately 12 months after the commissioning of the processing facilities. Retrofitting of the processing plant and the development of the Feitais deposit would be conducted concurrently.

The Company has loss carry forwards available to reduce future income taxes; however, since the mine is not operating the Company has not recognized the future tax benefit on these loss carry forwards.

During 2005 the Company reduced its manpower at the project from 66 to 51 personnel in order to reduce holding costs. The Company has also been in discussions with both government and labour officials in an effort to secure commitments from both parties on outstanding issues related to the economic viability of the project.

Financial Results

Revenue, earnings and cash flow were at record levels in 2005. Revenue for the year ended December 31, 2005 was $314.9 million and net earnings were $88.3 million or $0.17 (CDN$.20) per share. Cash flow, before changes in non-cash working capital, was $131.4 million or $0.25 (CDN$0.30) per share. The cash position at December 31, 2005 was $27.6 million compared with $29.2 million in

2004 and working capital was $24.6 million compared with $5.8 million in 2004.

Higher copper prices and increased productivity and efficiency at the Neves-Corvo mine contributed to a successful year for EuroZinc. During 2005 the Company reduced its debt, (excluding net capital leases of $0.2 million), by $86.3 million, or 67 percent, to $42.8 million at December 31, 2005 compared to $129.3 million in 2004.

Revenue

The Neves-Corvo mine generated revenue of $314.9 million in 2005, net of smelter treatment and refining charges, from the sale of 203.7 million pounds of copper. The average realized copper price for 2005 was $1.83 per pound sold compared to $1.41 in 2004.

Smelter treatment and refining charges in 2005 of $58.2 million were significantly higher compared to $26.2 million in 2004.

Revenue for the fourth quarter ended December 31, 2005 was $97.5 million compared to $57.1 million in 2004. The total copper sold during the quarter was 48.1 million pounds compared to 42.8 million pounds sold in 2004. The realized copper price after quotation period adjustments was $1.85 for the quarter compared to $1.44 per pound in 2004.

For the years ended December 31,	2005	2004
Realized copper price/per pound after quotations period adjustments	$ 1.83	$ 1.41
LME average copper price per pound	1.67	1.30
Hedging costs (in thousands)	$ 32,500	$ 2,629
Average US$/EUR exchange rate	1.2449	1.2438
Closing US$/EUR exchange rate	1.1842	1.3621

Operating Costs

Operating costs related to the Neves-Corvo mine were $113.0 million in 2005. Operating costs expressed in Euros were €34.50 per tonne milled and were virtually unchanged year over year. Labour productivity improvement, evidenced by a 14 percent increase in tonnes mined, with the same manpower and equipment complement as in 2004, was a contributing factor in maintaining the cost per tonne milled year over year. This productivity improvement offset the increase in the cost of consumable materials.

Non-GAAP Performance Measure

	Twelve months ended December 31,	Three months ended December 31,	
	2005	2005	2004
Operating costs	$112,975	$ 26,987	$ 20,892
Adjustments			
Profit-based royalty	(9,186)	(3,190)	(2,478)
Smelter and treatment charges	58,221	14,105	8,785
Indirect costs (C2)	(3,300)	(1,372)	—
By-product credits	(5,392)	(1,212)	(1,522)
Direct cash operating cost (C1) *	$153,318	$ 35,318	$ 25,677
Pounds of copper sold (000's)	203,726	48,109	42,799
Tonnes milled (000's)	2,041	509	508
Cash cost per pound sold	$ 0.75	$ 0.73	$ 0.60
Euro cost per tonne milled	€ 34.50	€ 34.20	€ 34.70

* Direct cash cost (C1) per pound includes operating costs such as mining, processing, administration, smelting and refining, transportation and shipping less by-product credits, profit-based royalty, depreciation, amortization and provision for future reclamation expenditures.

Operating costs for the fourth quarter 2005 were $27.0 million compared to $20.9 million in 2004. This increase in costs was due to 12 percent more copper sold in 2005, and higher smelting and refining charges. The unit cash cost per pound sold in the fourth quarter of 2005 was $0.73 compared to $0.60 in 2004 while the Euro cost per tonne milled was marginally lower.

For the full year 2005 cash operating cost per pound of copper sold was $0.75 compared to $0.64 in 2004. This was due to the increased smelter treatment and refining charge in 2005 and the unusually higher head grade in 2004.

The smelter treatment and refining charges are based on world terms for concentrates of similar quality and quantity. Sales of silver and tin from the Neves-Corvo mine are included in revenues. However, for the purpose of calculating the cash operating cost per pound of copper sold, the revenues from silver and tin are treated as by-product credits and deducted from the cash operating costs.

Non-GAAP Performance Measures

The Company has included the cash cost per pound of copper data in the above table. The Company understands that certain investors use this information to assess the Company's performance. The inclusion of the cash cost per pound statistics enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow.

The cash operating cost is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

Depreciation and Amortization

Depreciation and amortization expenses were $23.2 million in 2005.

Depreciation and amortization expense for the fourth quarter 2005 was $5.7 million compared to $8.2 million in 2004.

General and Administration

General and administration expenses were $8.9 million in 2005 compared to $5.0 million in 2004. Included in these costs was $1.3 million of stock compensation costs in 2005 compared to $1.5 million in 2004. The higher general and administration expenses were the result of a full year of operations of the Portuguese subsidiary's head office in 2005 as compared to one-half of a year in 2004, substantially increased compliance costs, additional executive and technical personnel in corporate office, increased travel costs and a one-time compensation cost.

General and administration expenses for the fourth quarter 2005 were $2.4 million compared to $1.0 million in the comparable period in 2004 for the reasons explained above.

Interest and Accretion of Long-Term Debt

Interest on long-term debt was $5.0 million in 2005 and relates primarily to the $48 million price participation loan that was repaid in August 2005 and the 5-year €27 million bonds issued by a subsidiary.

Accretion expense of $1.6 million relates to accretion of the derivative instrument liability and Aljustrel production liabilities.

Derivative Instruments

In 2004 the Company's lenders mandated a copper price protection program as a condition precedent to the debt financing for the acquisition of Somincor. The requirement was to buy various derivatives for a three year period for approximately 70% of the Neves-Corvo copper production. The put premiums relating to the three-year program totalled $21,266,000 were deferred and recorded as a derivative liability. This liability is accreted to its face value at an annual rate of 8 percent.

During 2005 to mitigate price risk the Company sold forward 30,750 tonnes or approximately 36 percent of the expected 2006 copper production at an average price of $3,578 per tonne or $1.62 per pound. In addition put options on 24,000 tonnes of copper were purchased at a strike price of $3,000 per tonne or $1.36 per pound for a total cost of $2.4 million.

The unrealized loss of $7.6 million on derivative instruments results from marking-to-market all the open derivatives at year end as summarized below.

Unrealized derivative instruments	Net Mark-to-market loss
Copper calls – 26,568 tonnes at $2,500 per tonne, reversal of 2004 loss	$ 14,623
Interest rate swap	436
Copper puts – 120,312 tonnes at $1,887 per tonne	(3,976)
Copper puts – 24,000 tonnes at $3,000 per tonne	(1,880)
Forward sales – 30,750 tonnes at $3,578 per tonne	(17,094)
Forward Euro contracts	328
	$ (7,563)

In addition to the above unrealized loss of $7.6 million there was a realized loss of $32.5 million from settlement of the copper calls of 26,568 tonnes at $2,500 per tonne during 2005.

Summary of Quarterly Results

	2005				2004			
	Q4	Q3	Q2* (restated)	Q1* (restated)	Q4* (restated)	Q3	Q2	Q1
Revenues**	**$ 97,542**	**$ 83,706**	**$ 64,953**	**$ 68,733**	$ 57,074	$ 60,572	$ 5,536	$ —
Operating profit	**64,130**	**46,924**	**30,337**	**34,349**	30,241	25,933	2,686	(17)
Hedging (loss) removed from revenues	**(12,531)**	**(8,494)**	**(6,186)**	**(5,321)**	(2,629)	—	—	—
Net earnings (loss)	**$ 27,801**	**$ 25,297**	**$ 16,262**	**$ 18,977**	$ 3,233	$ 11,322	$ 1,414	$ (287)
Earnings per share	**$ 0.05**	**$ 0.05**	**$ 0.03**	**$ 0.04**	$ 0.01	$ 0.02	$ —	$ —

Note: * The first and second quarters of 2005 and the fourth quarter 2004 have been restated and re-filed as a result of a change in the taxation rate in Portugal.

** The revenues and operating profit amounts have been revised in all quarters in 2005 and Q4 2004 to exclude hedging losses, which were previously netted against revenues. The table above now conforms to the audited 2005 financial statements.

Liquidity and Capital Resources

Cash flow from operations was $131.4 million and $5.0 million was consumed by non-cash working capital items resulting in a $126.4 million cash flow for the year ended December 31, 2005.

During the year the Company repaid $162.2 million of debt, of which $75.9 million was borrowed early in 2005 for a net reduction in debt of $86.3 million. The new debt was used primarily to acquire the balance of the $26.0 million price participation rights from one of the vendors of the Neves-Corvo mine and the refinancing of the original acquisition debt. In addition, the Company paid $6.6 million of put premiums of which $4.1 million related to the payment of put premium commitments arising from the 2004 project financing to acquire the Neves-Corvo mine.

The Company has derivative instrument obligations in 2006 for 30,750 tonnes of copper at an average price of $1.62 per pound. At December 31, 2005, these derivatives instruments have been marked to market resulting in a liability of $16 million. All amounts payable under this liability will be funded by copper sales at prices exceeding $1.62 per pound.

Capital expenditures for the year totaled $27.7 million with $22.5 million expended at the Neves-Corvo mine, including $12.0 million for underground mine development. The remaining $5.1 million represents deferred costs at the Aljustrel mine.

The Company contributed $3.1 million to a fund designated for environmental rehabilitation at the end of the Neves-Corvo mine life.

As at December 31, 2005 the Company had cash and cash equivalents of $27.6 million, which was $1.6 million lower than the cash balance at the beginning of the year as all of the Company's cash flow was dedicated to aggressive debt reduction. This strategy resulted in a strengthening of the balance sheet with a net debt (debt less cash and cash equivalents) equal to 7 percent of equity compared to 73 percent at the beginning of the year.

The Company expects that cash flow from operations will be sufficient to support the Company's funding requirements on an ongoing basis. However, the Company has a €40 million commercial paper facility available for draw down for the next two years.

Shareholders' equity at December 31, 2005 was $231.0 million compared to $137.2 million at the beginning of the year. A total of 58.1 million shares for proceeds of $21.4 million were issued on the exercise of stock options and share purchase warrants during the year. A decline in the Euro currency against the US dollar was the primary reason for an $18.2 million reduction in the currency translation adjustment account.

Related Party Transactions

A total of $0.3 million (2004 — $1.4 million) in fees were paid to certain directors for compensation for professional services performed during the year. The services provided by the directors are in areas that they have particular expertise.

Evaluation of Disclosure Controls

Management carried out an evaluation of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer's annual and Interim Filings) as of December 31, 2005. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that are filed are accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Outstanding Share Information as at February 27, 2006

Common shares	**544,072,026**
Stock options	**18,175,170**
Share purchase warrants	**8,695,652**
Total	**570,942,848**

Financial Obligations

The following table summarizes the Company's financial obligations outstanding as at December 31, 2005:

Year	Capital leases	Debt	Other	Total
2006	$ 2,845	$ —	$ 1,023	$ 3,868
2007	2,218	—	1,316	3,534
2008	1,772	—	1,161	2,933
2009	470	31,973	—	32,443
2010	—	—	—	—
	$ 7,305	$ 31,973	$ 3,500	$ 42,778

Contractual Obligations

As at December 31, 2005 the Company also has the following contractual commitments:

Neves-Corvo mine

- Royalty payment under a fifty year concession agreement to pay the greater of 10 percent of net income or 0.75 percent of mine-gate production revenue.
- Various port infrastructure and transportation use commitments ranging from 10 years to an indefinite period at an estimated annual cost of $5.0 million per year.
- Computer equipment lease commitments for the next two years in the amount of approximately $0.8 million per year.

Aljustrel mine

A price participation payment is due to the previous owners of the Aljustrel mine for a ten-year period from the commencement of production from Feitais deposit. This price participation payment is calculated at 8 percent of the excess of $0.55 per pound of zinc, whenever the annual zinc settlement price averages over $0.55 per pound. The price participation payment is adjusted after five years to account for the effects of inflation.

On February 27, 2006 the Company signed a memorandum of understanding with EDM, the previous owner of the Aljustrel mine, regarding the settlement of the amounts owed to EDM for the balance of the purchase price and debt assumed upon acquisition of Aljustrel in 2001 aggregating $16,461,000 (€13,868,000) as detailed in Note 11(a) and (b) of the annual Consolidated Financial Statements, as well as the "price participation" commitment of $26,020,130 (€21,972,750) as mentioned above. All of the aforementioned obligations will be settled for approximately $4,100,000 (€3,450,000), with half the amount payable upon signing of the formal agreement and the balance payable thirty months after that date.

The Company has guaranteed the commitments of its subsidiaries that own Aljustrel and has agreed to provide a bank guarantee to secure the future payment. The agreement is subject to ratification by the Portuguese government and the Company's board of directors and will result in the Company recording a gain on settlement of Aljustrel liabilities of approximately $7,900,000 and eliminating the price participation obligation.

Critical Accounting Policies and Estimates

The Company's accounting policies are described in Note 2 of the annual Consolidated Financial Statements for the year ended December 31, 2005. The following policies, which require estimates that are subject to measurement uncertainty, are considered to be the most critical to understanding EuroZinc's financial results:

Revenue Recognition

Revenue is recognized when the title and risk of ownership of copper concentrates have passed to the customer. Revenue from copper contained in the concentrates is provisionally priced using forward prices for the expected final settlement date. Subsequent variations in the price are recognized as adjustments at the end of each month until the final settlement of price, weights and assays is determined. Revenue is reported net of smelter and refining charges, which are negotiated annually with the smelters.

Carrying Value of Mineral Interests and Depletion

The purchase of the Neves-Corvo copper mine, as was the case with the Aljustrel mine, has been accounted for as a purchase and the assets acquired and the liabilities assumed are recorded based on management's best estimate of fair value. The Company will periodically review the carrying value of its mineral property interests and, where circumstances indicate that impairment may exist, adjustments will be made to those values. Going forward, annual estimates of recoverable reserves is the most significant method of assessing value. Recoverable reserve estimates are complex and require significant subjective assumptions. In the case of the Neves-Corvo mine, because it is operating, the recoverable reserve estimate will also affect the amortization expense that is charged to operations. Under Canadian GAAP, the amortization calculation is based on the "units-of-production" method.

The Company currently capitalizes the carrying and development costs of the Aljustrel mine, as well as the exploration costs on the Company's exploration concessions in Portugal. These costs will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or impaired.

Costs for exploration drilling are capitalized if it is determined that the drilling results have added to the resource base of the mine. These costs are charged to operations if it is deemed that no value has been added.

Mine Closure and Reclamation

Estimates of the fair value of the reclamation costs for EuroZinc's mines may be adjusted from time to time based on changing circumstances or changes in remediation methods. A major review of closure requirements and the associated costs for the Neves-Corvo mine is due to be completed in 2006 to determine whether a new method of tailings disposal will significantly reduce the reclamation costs of the mine.

Measurement of Future Income Tax Assets and Liabilities

EuroZinc operates in a specialized industry and in several tax jurisdictions, and as a result its operations are subject to a variety of tax laws and varying rates of taxation. The Company is required to estimate the tax basis of assets and liabilities, and it is possible that changes in tax laws and interpretations could materially affect future income tax assets and liabilities recorded.

Valuation of Derivative Instruments

As the Company has determined that the copper futures and options contracts entered into during 2004 and 2005 do not qualify for hedge accounting, the charge to operations is determined by establishing the fair value of the instruments at the end of each reporting period. The value of the contracts, which is based on the market price of the commodity, is established by the Company and has been confirmed by counterparties to the contracts.

Outlook

EuroZinc's operating base and future growth will continue to be on the production of base metals as the Company believes the long term prospects for both copper and zinc are strong. EuroZinc will focus its efforts on growth in these sectors of the mining business while keeping a watchful and diligent eye on the existing operations. While copper is presently the single source of revenue, in 2006 the Company will add revenue from its planned zinc production at Neves-Corvo. EuroZinc plans on building value for its shareholders by capitalizing on internal opportunities as well as those outside its immediate sphere of influence.

EuroZinc placed a great deal of emphasis on reducing debt in 2005 through the use of operating cash flow with the result that the outstanding bank debt at the end of the year totaled $32.0 million (€27 million) in unsecured bonds that cannot be repaid before maturity on December 17, 2009. This aggressive approach to debt reduction was maintained throughout 2005 to strengthen the Company's financial position in order to fund future growth opportunities.

It is expected that the Company will use its cash flow in 2006 for funding internal growth and also accumulate cash while assessing the possibilities of growth through outside opportunities.

During 2006 EuroZinc will concentrate its efforts on effectively managing the present operations, including the Aljustrel project, exploring all of its property holdings in the Iberian Pyrite Belt, developing and placing into production the zinc operations at Neves-Corvo and pursuing outside opportunities.

The LME copper price at the beginning of 2006 was $4,585 per tonne ($2.08 per pound) and has been generally trending upward to date. Estimates for 2006 range between $3,300 and $4,880 per tonne ($1.50 to $2.21 per pound) and average $4,100 per tonne ($1.86 per pound) according to independent forecasts. With low debt and a strong copper price environment the Company expects to continue to generate strong cash flow during the year 2006 and onward, and will enhance the cash flow with the addition of the zinc production at Neves-Corvo. Over the past year the rise in copper price, coupled with a decline in the Euro currency, has had a positive impact on the financial performance of the Neves-Corvo mine.

While the current commodities market is very strong, it should not be assumed that this would be the case and management has taken steps to mitigate this risk. At Neves-Corvo, management is preparing for a possible down turn in the metals prices by concentrating on efficiency improvements in all aspects of the operation. Further, to limit the Company's exposure to the fluctuation in the copper price in 2006, EuroZinc has put in place a forward sales position of 30,750 tonnes or about 36% of 2006 expected production at an average price of $3,578 per tonne ($1.62 per pound). This will guarantee sufficient revenue to more than cover all the Neves-Corvo operating costs. The Company also purchased put options on an additional 2,000 tonnes of copper per month at a strike price of $3,000 per tonne ($1.36 per pound) with full participation if the copper price is above the strike price. The Company has mitigated the Euro/US dollar exchange risk in 2006 by buying sufficient Euro hedges to cover the expected Euro denominated operating costs.

At Neves-Corvo, management is focused on implementing zinc production at the mine in mid 2006. Ore processing is currently targeted for 350,000 tonnes of zinc ore annually. As well, EuroZinc expects to complete the study, initiated in 2005, to determine the cost benefits associated with increasing the throughput of zinc ore to approximately 650,000 tonnes annually. Management continues to pursue an optimum mine plan for the deposits as well as seeking more cost efficient methods to exploit the deposits. Both of these efforts are categorized as 'work in progress' and are constantly pursued as the variables to economics of the operations change.

At the Aljustrel zinc/lead/silver mine, management has specifically focused on achieving certain allowances from both the regulatory agencies in Portugal and the labour representatives of the Aljustrel workforce. The Company's internally updated feasibility study on the Aljustrel project indicates that the project is technically feasible and the study also indicates that at today's metal prices the economics of the project are sound. However, the feasibility is based on certain assumptions with respect to the original financial commitments attached to the operating of the mine and the productivity levels in the mining operations. The re-opening is contingent on ensuring that these assumptions are achievable, which requires that the Company establish suitable agreements with labour and government on all of the outstanding key issues. Management intends on addressing these issues during the first quarter of 2006.

An exploration program, initiated in late 2005 will total approximately $10 million over 12 to 18 months for exploration in the Iberian Pyrite Belt in Portugal. These expenditures will also include mine site exploration at Neves-Corvo and Aljustrel, and a portion of the budget will be dedicated to the Malhadinha and Freixeda concessions granted in October 2005. The Company has also aggressively pursued acquiring other concessions in Portugal on the Iberian Pyrite Belt, and expects that the granting of these concessions will take place during the first quarter of 2006. For further information on this very important subject we would ask that you refer to our website at www.eurozinc.com.

Cash Flow Sensitivity

The following table summarizes the after tax impact on the operating cash flow of the Company's planned 2006 production, excluding the effects of copper tonnes hedged.

	Change	Estimated impact on net income
		(000's)
Copper price	$0.01/lb	$ 869
Exchange rate	$0.01 US/Euro	$ 860
Copper treatment charge	+ $10.0	$ 2,635
EURIBOR interest rate	+1%	$ 211

Cautionary Statement on Forward-Looking Information

This report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company's Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company's AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

Corporate Governance

Significant changes occurred during 2005 for EuroZinc, not the least of which has been in corporate governance. EuroZinc has been rigorous in complying with new regulatory policies and guidelines, while also ensuring new governance practices are suited to the company and are workable.

In accordance with regulatory policies and guidelines, a mandate was established in late 2004 for the Board, and mandates and charters were established early in 2005 for each of the key committees of the Company: Audit, Human Resources and Corporate Governance. These mandates are available on our website.

The experience and diversity of our Directors is one of our greatest strengths. All areas of expertise required for a successful international mining company are represented on the board: operations, exploration, marketing, finance, derivatives, and public markets. In prior years management of the company was small in number and EuroZinc occasionally relied on select Directors for executive functions. During 2005, the management team was strengthened and these Directors are now in non-executive roles. As a result, the majority of board members are independent, as is the Chairman of the Board. To further ensure independence, the board has a standard practice to allow time at the end of each meeting for discussion without management present.

The EuroZinc Board is actively involved in company affairs having met ten times during 2005, and despite geographical diversity and other demands on their time, the majority of the meetings were held in person. One meeting was held in Portugal to allow for mine and exploration site visits and interaction with the operating staff. This is an annual practice of the Board.

The Audit Committee plays an active and responsible role in overseeing the financial affairs and internal controls of EuroZinc. This past year was a particularly challenging year as management has been heavily engaged in consolidating the significant financial statements of our wholly owned Portuguese subsidiaries, while also dealing with new accounting and regulatory requirements in Canada and the United States. The Chairman of the Audit Committee and the committee members have provided guidance to meet these challenges and ensure good corporate governance. A great deal of time was spent on interfacing with our auditors who are challenged by the changing reporting requirements. The majority of the members of the Audit Committee are independent, and following our Annual General Meeting in 2006, all members of the Audit Committee will be independent. In keeping with good governance guidelines in Canada, we have adopted an anonymous Whistle-Blower Policy to deal with complaints of breaches of accounting standards or our Code of Conduct. Our Code of Conduct is posted on our website and a booklet titled, "Code of Corporate Conduct (Código De Conduta Empresarial)," has been issued to each employee in Portugal in both the Portuguese and English languages.

The Human Resources Committee also played an active role in 2005 by guiding management, building an executive team complementary to the increased size of the company. This Committee managed the design of appropriate benefits and incentives for senior management, which is considered extremely important given the current personnel shortages in the mining industry.

The Corporate Governance Committee oversaw the establishment of all policies and mandates, and continues to evaluate these polices to ensure compliance and updating when and where necessary. They have ensured that these policies and mandates are practical and effective for the Company.

EuroZinc has also encouraged the use of committees for a number of activities in the corporation such as an independent Special Committee for reviewing outside opportunities and a Hedging Committee, which comprises a mix of directors and management.

Good corporate governance requires constant and vigilant promotion, which ultimately is the responsibility of senior management of the Corporation. The Chairman, as well as the Vice-Chairman and Chief Executive Officer of EuroZinc, have made professionalism and ethical behaviour a priority within the organization. They have set a high standard for all employees, and have sought to exceed policies and mandates to ensure a proper culture for good corporate governance within our organization.

Management's Responsibility for Financial Reporting

The consolidated financial statements and all information in the Annual Report have been prepared by and are the responsibility of the management of the Company.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management's best estimates and judgments based on currently available information. The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.



C. K. Benner,
Vice-Chairman and Chief Executive Officer



A. J. Ali,
Executive Vice-President and Chief Financial Officer

February 24, 2006

Auditors' Report

To the Shareholders of EuroZinc Mining Corporation

We have audited the consolidated balance sheets of EuroZinc Mining Corporation as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for each of the years ended December 31, 2005 and December 31, 2004, in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, BC

February 24, 2006 (except as to Note 22 (c) which is as of February 27, 2006)

Consolidated Balance Sheets

As at December 31, 2005 and 2004

(in thousands of U.S. dollars)

	2005	2004 (Restated) (Note 21)
ASSETS		
Current		
Cash and cash equivalents	$ 27,597	$ 29,245
Accounts receivable	66,027	35,065
Inventories (Note 4)	8,517	17,122
Prepaid expenses	3,036	3,507
Total Current Assets	105,177	84,939
Restricted cash (Note 5)	19,829	19,209
Property, plant and equipment (Note 6)	301,380	279,189
Future income tax asset (Note 17)	20,500	31,671
Deferred financing costs	1,705	4,851
Total Assets	$ 448,591	$ 419,859
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 47,408	$ 42,956
Taxes payable	21,978	8,225
Loan payable (Note 7)	—	10,000
Current portion of long-term debt (Note 9)	3,868	15,403
Current portion of net derivative instrument liability (Note 10)	7,357	2,572
Total Current Liabilities	80,611	79,156
Long-term debt (Note 9)	38,910	103,939
Net derivative instruments liability (Note 10)	26,782	29,258
Aljustrel production liabilities (Notes 11 and 22 (c))	12,312	15,755
Asset retirement obligations (Note 12)	56,005	52,605
Other obligations upon mine closure (Note 13)	2,941	1,900
Total Liabilities	217,561	282,613
SHAREHOLDERS' EQUITY		
Share capital (Note 15)	150,783	128,386
Options and warrants (Note 15(d))	4,485	4,114
Currency translation adjustment (Note 15(e))	(7,025)	10,296
Retained earnings (deficit)	82,787	(5,550)
Total Shareholders' Equity	231,030	137,246
Total Liabilities and Shareholders' Equity	$ 448,591	$ 419,859

Commitments and contingencies (Note 19)

Subsequent events (Note 22)

Approved by the Board



David F. Mullen



J. Edward Fletcher

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the years ended December 31, 2005 and 2004

(in thousands of U.S. dollars, except for per share amounts)

		2005	2004 (Restated) (Note 21)
Revenues		$ **314,934**	$ 123,181
Operating costs		**112,975**	49,684
Accretion of asset retirement obligations		**2,995**	1,356
Depreciation, depletion, and amortization		**23,224**	13,298
Operating profit		**175,740**	58,843
Expenses			
General and administration (Note 15(b))		**8,880**	4,994
Interest on long-term debt		**4,961**	2,447
Accretion of long-term debt		**1,614**	806
Financing costs		**4,237**	5,701
Foreign exchange gain		**(138)**	(9,595)
Interest and other (income)		**(2,125)**	(89)
Gain on settlement of Aljustrel production liabilities		**(1,303)**	—
Project investigations		**526**	—
Realized loss on derivative instruments (Note 10(c))		**32,532**	2,629
Unrealized loss on derivative instruments (Note 10(c))		**7,563**	32,128
		56,747	39,021
Earnings before income taxes		**118,993**	19,822
Current income tax expense (Note 17)		**27,776**	17,806
Future income tax expense (recovery) (Note 17)		**2,880**	(13,666)
Net earnings for the year		$ **88,337**	$ 15,682
Earning per share — basic	CDN	**$0.20**	$0.05
Earning per share — basic	US	**$0.17**	$0.04
Earning per share — diluted	CDN	**$0.20**	$0.05
Earning per share — diluted	US	**$0.17**	$0.04
Weighted average number of shares outstanding — basic		**523,613**	394,911
Weighted average number of shares outstanding — diluted		**533,233**	412,949

See accompanying notes to cosolidated financial statements.

Consolidated Statements of Shareholders' Equity

As at December 31, 2005 and 2004

(in thousands of U.S. dollars and shares in thousands)

	Common Shares		Options and Warrants	Currency Translation Adjustment	Retained Earnings (Deficit)	Total
	Shares	Amount				
Balance, December 31, 2003	**255,494**	**$ 46,228**	**$ —**	**$ 135**	**$ (20,735)**	**$ 25,628**
Issued for cash, net of issue costs	205,800	76,373	—	—	—	76,373
Issued on exercise of stock options	2,200	315	—	—	—	315
Issued on exercise of warrants	16,042	5,046	—	—	—	5,046
Stock-based compensation		424	4,114	—	—	4,538
Effect of foreign currency translations		—	—	10,161	—	10,161
Effect of change in accounting policy		—	—	—	(497)	(497)
Net earnings for the year		—	—	—	17,467	17,467
Balance, December 31, 2004	479,536	128,386	4,114	10,296	(3,765)	139,031
Restatement (Note 21)		—	—	—	(1,785)	(1,785)
Restated, December 31, 2004	**479,536**	**128,386**	**4,114**	**10,296**	**(5,550)**	**137,246**
Issued on exercise of stock options	4,492	2,120	(951)	—	—	1,169
Issued on exercise of warrants	53,576	20,277	—	—	—	20,277
Stock-based compensation		—	1,322	—	—	1,322
Effect of foreign currency translations		—	—	(17,321)	—	(17,321)
Net earnings for the year		—	—	—	88,337	88,337
Balance, December 31, 2005	**537,604**	**$ 150,783**	**$ 4,485**	**$ (7,025)**	**$ 82,787**	**$ 231,030**

See accompanying notes to cosolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

(in thousands of U.S. dollars)

	2005	2004 (Restated) (Note 21)
Operating activities		
Net earnings for the year	$ 88,337	$ 15,682
Non-cash items:		
Depreciation, depletion and amortization	23,224	13,298
Amortization of deferred financing costs	4,785	797
Accretion expense	4,609	2,336
Gain on sale of assets	(701)	—
Gain on settlement of Aljustrel production liabilities	(1,303)	—
Stock-based compensation	1,322	1,516
Unrealized foreign exchange loss	224	1,563
Future income taxes	2,880	(13,666)
Unrealized loss on derivative instruments	7,563	32,128
Other	483	279
	131,423	53,933
Changes in non-cash working capital items	(5,023)	(11,820)
Cash generated from operating activities	126,400	42,113
Financing activities		
Shares issued for cash	21,446	87,446
Share issue costs	—	(5,204)
Share subscription receivable	—	2,152
Other liability payments	(722)	518
Deferred financing costs	(1,977)	(1,518)
Proceeds from loans	75,884	172,462
Repayments of long-term debts	(162,184)	(50,000)
Cash generated from (used by) financing activities	(67,553)	205,856
Investing activities		
Acquisition of subsidiary, net of cash (Note 3)	(26,000)	(188,415)
Proceeds from sale of assets	1,153	—
Purchases of property, plant and equipment	(27,722)	(32,055)
Payment of copper put premiums	(6,567)	(553)
Restricted investments	(3,073)	(2,550)
Cash used in investing activities	(62,209)	(223,573)
Effect of exchange rate changes on cash and cash equivalents	1,714	583
Increase (decrease) in cash and cash equivalents during the year	(1,648)	24,979
Cash and cash equivalents, beginning of year	29,245	4,266
Cash and cash equivalents, end of year	$ 27,597	$ 29,245

Supplemental cash flow information (Note 14)

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousands of U.S. dollars, except for price per share and per share amounts)

1. Nature of Operations

EuroZinc Mining Corporation and its subsidiaries ("the Company") are engaged in base metal mining and related activities, including exploration, extraction, processing and reclamation. Copper concentrate is produced from the Neves-Corvo mine, located near Castro Verde, Portugal. The Company is in the process of converting the old tin processing plant to handle zinc ores being developed for mining in 2006.

The Company is also focused on the development of the Aljustrel zinc project in Portugal and a production decision is expected to be made in 2006.

2. Significant Accounting Policies

a) Basis of presentation and use of estimates

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of significant estimates include the final revenue settlements, the determination of quantities of proven and probable reserves, expected cost of asset retirement obligations, valuation of options, warrants, derivative instruments and their respective fair values and the assessment of impairment in value of long lived assets. Actual results could differ materially from those estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 20.

b) Revenue Recognition

Revenue is recognized when the title and risk of ownership of metal bearing concentrates have passed to the customer. Revenue from the sale of metals contained in concentrates are provisionally priced using forward prices for the expected date of final settlement. Subsequent variations in the prices are recognized as revenue adjustments until final settlement of metal prices, weights and assays. The revenue is reported net of smelting and refining charges.

c) Cash and Cash Equivalents

The Company considers cash and cash equivalents to be cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

d) Inventories

Concentrate and ore-in-process inventories are stated at the lower of their production cost, including depreciation, and net realizable value. Materials and supplies are valued at the lower of average cost, net of obsolescence, and replacement cost.

e) Property, Plant and equipment

i) Plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Maintenance, repairs and renewals are charged to operations, betterments are capitalized. Any gains or losses on disposition of plant and equipment are reflected in the statements of operations.

Assets acquired under capital leases are recorded using the financial method where the cost of the leased asset is recorded as plant and equipment and the corresponding lease obligation is recorded as a loan, with the interest component of the lease installment payments recorded as an expense. Subsidies received to partly finance acquisition of assets are netted against the cost of the related assets in the relevant period.

ii) Mineral properties

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization which require additional exploration are deferred and amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or impaired. Drilling activities on producing mines and properties with feasibility studies are capitalized.

Upon commencement of production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate, calculated on a unit of production basis.

iii) *Impairment assessment*

The Company performs impairment analysis on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of the mineral properties may not be recoverable. This analysis compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to fair value, which is calculated using the discounted value of future cash flows.

Management's estimates of mineral prices, recoverable proven and probable reserves, resources and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the determination of the recoverability of property, plant and equipment and deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the cash flows to be generated from its properties.

f) Foreign Currency Translation

For integrated foreign operations, monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation are recorded in operations.

The accounts of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchanges rates. Differences arising from these foreign currency translations are recorded in a shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company adopted the US dollar as its reporting currency in fiscal year 2004.

g) Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and available loss carry forwards. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

h) Deferred Financing Costs

The Company defers costs directly related to long-term debt financing and amortizes these costs over the term of the debt. The Company writes off the unamortized portion of deferred financing costs if the related debt is settled prior to the maturity date.

i) Stock-Based Compensation

Stock-based compensation awards are calculated using the Black-Scholes option pricing model. The Company recognizes compensation expense relating to stock options and grants over the vesting period of the options, which ranges from immediately to two years.

j) Asset Retirement Obligations

The Company records the fair value of its assets retirement obligation as a long-term liability and records an increase in the carrying value of the related asset by a corresponding amount. In subsequent periods, the carrying amount of the liability is accreted by a charge to operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing or amount of the underlying future cash flows.

Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the liability of an asset retirement obligation, and a corresponding change in the carrying amount of the related long-lived asset. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the historical credit -adjusted risk free rate when the original liability was recognized.

k) Derivative Instruments

The Company has determined that its derivative instruments do not qualify for hedge accounting and therefore records the derivatives at their fair value with gains or losses arising from the changes in their fair value being recorded in operations.

l) Variable Interest Entities (VIE)

The Company has adopted the new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The adoption of the new accounting guideline relating to VIEs did not have a material effect on the Company.

3. Business Acquisition

On June 18, 2004, the Company acquired a 100% interest in Sociedade Mineira De Neves Corvo S.A. ("Somincor") which owns the Neves-Corvo copper mine, located near Castro Verde, Portugal. The consideration paid was $154,353,000 (€128,041,000).

The acquisition agreement provides for the vendors to receive additional consideration as price participation payments ("PPP") on 50% of copper sold by Somincor when the average price of copper, calculated quarterly using the London Metals Exchange average spot price of copper, exceeds $0.90 per pound for the first year and $0.95 for years two, three and four from the acquisition date. This contingent consideration adjusted the purchase price when the following additional payments were made:

Additional consideration paid to September 30, 2004	$	10,526
Additional consideration paid to December 31, 2004 (Note 9 (c))		22,000
Additional consideration paid to January 28, 2005 (Note 9 (c))		26,000
Total additional considerations	$	58,526

The acquisition was accounted for by the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Net identifiable assets acquired:		
Current assets (excluding cash)	$	28,867
Property, plant and equipment		138,389
Mineral properties		80,073
Mine development		30,796
Future income tax asset		7,445
Restricted cash		15,962
		301,532
Less:		
Accounts payable and accrued liabilities		(36,027)
Provision for asset retirement obligations		(47,095)
Long-term liabilities		(3,995)
Total purchase price	$	214,415
Consideration paid is as follows:		
Cash paid to vendor on June 18, 2004 (€128,041)	$	154,353
Additional consideration		58,526
Acquisition costs		3,442
Less: cash acquired		(1,906)
	$	214,415

These consolidated financial statements include the results from operations of the Neves-Corvo mine commencing from June 18, 2004, the date of acquisition.

4. Inventories

The inventories consist of:

	2005	2004
Copper concentrates	$ 2,012	$ 10,398
Materials and supplies	5,019	6,368
Ore in process	1,486	356
	$ 8,517	$ 17,122

5. Restricted Cash

The Company voluntarily funds its reclamation obligations at the Neves-Corvo mine by periodic transfers to a segregated bank account. The Company is not obligated to make these transfers but elected to segregate the funds in order to qualify for Portuguese income tax deduction. The use of the funds in this account is restricted to reclamation and remediation activities.

6. Property, Plant and Equipment

Property, plant and equipment consist of:

	December 31, 2005			December 31, 2004		
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mineral properties						
Neves-Corvo	$ 91,723	$ 5,172	$ 86,551	$ 56,122	$ 1,931	$ 54,191
Aljustrel	11,310	—	11,310	11,594	—	11,594
Crypto	—	—	—	288	—	288
	103,033	5,172	97,861	68,004	1,931	66,073
Plant and equipment						
Neves-Corvo	154,613	24,650	129,963	162,447	11,264	151,183
Aljustrel	7,060	347	6,713	6,823	247	6,576
Other	219	102	117	110	71	39
	161,892	25,099	136,793	169,380	11,582	157,798
Mine development & other						
Neves-Corvo	35,863	1,559	34,304	28,807	—	28,807
Aljustrel	30,011	—	30,011	24,034	—	24,034
Malhadinha	2,411	—	2,411	2,459	—	2,459
Crypto	—	—	—	18	—	18
	68,285	1,559	66,726	55,318	—	55,318
Total	$ 333,210	$ 31,830	$ 301,380	$ 292,702	$ 13,513	$ 279,189

Plant and Equipment at Neves-Corvo includes equipment acquired under capital leases of $12,531,000 (2004-$9,251,000) and accumulated depreciation of $5,315,000 (2004 – $4,109,000). The corresponding lease obligations are discussed in Note 9.

7. Loan Payable

On June 15, 2004, the Company entered into a $10,000,000 loan agreement (the "Boliden Loan") with Boliden Mineral AB. The Boliden Loan bore interest at the rate of one month LIBOR plus 3.5% per annum and matured on June 15, 2005. The loan was repaid in full on maturity.

8. Revolving Credit Facility

On March 31, 2005, the Company entered into an unsecured, three-year revolving commercial paper facility for the issuance of up to €40,000,000 ($51,664,000) of commercial notes (the "Commercial Notes") with a European banking syndicate. The facility expires on March 31, 2008 unless terminated earlier by the Company. The Commercial Notes have variable maturities of up to six months from date of issuance and bear interest at EURIBOR plus a floating rate, depending on the net debt to EBITDA ratio calculated semi-annually. On March 31, 2005, the full amount was drawn to repay the $50,000,000 amended debt facility (Note 9 (b)). During 2005, the Commercial Notes were fully repaid from operating cash flow.

9. Long-term Debt

		2005		2004
Somincor bonds - 2005 to 2009 (a)	$	**31,973**	$	36,777
Collateralized term loan (b)		**—**		50,000
Price participation loan (c)		**—**		22,000
Capital lease obligation (d)		**7,305**		5,260
Deferred employee housing sales (e)		**207**		740
EU interest free investment loan (f)		**3,293**		4,565
		42,778		119,342
Less:				
Current portion		**(3,868)**		(15,403)
Long term portion	$	**38,910**	$	103,939

The payment obligations over the next five years are expected to be:

		Capital leases		*Debt*		*Other*		*Total*
2006	$	2,845	$	—	$	1,023	$	3,868
2007		2,218		—		1,316		3,534
2008		1,772		—		1,161		2,933
2009		470		31,973		—		32,443
2010		—		—		—		—
	$	7,305	$	31,973	$	3,500	$	42,778

a) On December 17, 2004, Somincor issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27,000,000, which is equivalent to $31,973,000 (2004 – $36,777,000). The reduction in this Euro denominated debt results entirely from the change in the US dollar exchange rates at December 31, 2005 and 2004. The bonds have a five year term with 100% of the principal repayable on maturity. The bonds bear interest at "EURIBOR 6 months" plus an annual spread of 1.075% until March 31, 2005 and thereafter the spread is 0.875%. Interest payments are due on June 17 and December 17 of each year.

b) In 2004, Somincor obtained an amended debt facility of $50,000,000 repayable over a three and a half year period with equal semi-annual mandatory repayments commencing on June 30, 2005 until the final maturity date June 30, 2008. This facility bore interest at LIBOR plus 2.25% per annum. The loan was collateralized by all of the assets of Somincor, a pledge of its shares and was guaranteed by one of the Company's Portuguese subsidiaries. The loan was repaid in full in 2005 with the proceeds of the Commercial Notes (Note 8).

c) On December 22, 2004, the Company entered into an eighteen month debt facility for $48,000,000 to purchase the PPP from Rio Tinto Group and Empresa de Desenvolvimento Mineiro SGPS, S.A. ("EDM") with an effective date of October 1, 2004. The first drawdown of $22,000,000 was made on December 22, 2004 and the balance of $26,000,000 was drawn down on January 28, 2005. This facility bore interest at LIBOR plus a margin of 3.5% and was repayable by quarterly payments commencing January 31, 2005. Quarterly payments were equal to the greater of the PPP payable or $10,000,000 for the first installment and $5,000,000 thereafter. By August 26, 2005 the loan was repaid in full.

d) Capital lease obligations in 2005 relate to mining equipment and passenger vehicles over three or four year terms and have interest rates of 1.25% to 1.75% above EURIBOR for three and six month periods.

e) The Company's subsidiary, Pirites Alentejanas ("PA"), has entered into sales contracts (as vendor) with certain employees (as purchasers), whereby the Company has agreed to sell certain residential housing units to the purchasers and received deposits for the housing units sold. Title to the housing units is transferred to the purchasers upon receipt of the final payment pursuant to the contract and the land title subdivision is complete. PA records the gain or loss on disposal of the housing unit on the title transfer date. During 2005 119 houses were sold and the corresponding deposits have been applied towards the sales. As at December 31, 2005 the Company had an outstanding balance of $207,000 (2004 – $740,000) pursuant to such agreements for future house sales.

f) The EU has established special investment programs to promote the development of some countries inside the European Union. The mine is located in one of the regions of Portugal that qualifies for investment incentives. The incentives granted by the Portuguese Government include both non-refundable and interest-free loans. During 2001 and 2002 Somincor spent approximately $20,000,000 in eligible investments which resulted in a non-refundable grant of $800,000 and an interest-free loan of $4,565,000 repayable over the next three years.

10. Financial Instruments, Derivatives and Risk Management

The Company is exposed to changes in commodity prices and foreign exchange. In conducting its business the Company uses various instruments including forward sales, swaps, interest rate and put options only for the purpose of managing these risks and not for trading purposes.

a) Foreign Exchange Rate Risk

The Company has exposure to Euro/US$ exchange rates because it has operations in Europe while the revenues for the commodities mined are denominated in US dollars. The Company has entered into foreign exchange forward contracts to fix the exchange rate at US$1.1967 per Euro for its 2006 estimated expenditures at the Neves-Corvo mine.

b) Credit Risk

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms of the contract. Derivative credit risk is minimized by dealing with large credit-worthy counterparties and having lines of credit with a number of counterparties.

Accounts receivable credit risk is reduced by the Company having long-term contracts with major smelting companies that cover over 90% of its sales. Historically, all of these companies have paid on the dates stated in the contract. Customers without proven credit history are required to provide Letters of Credit before shipment of concentrates.

The Company manages the credit risk related to its cash and cash equivalent assets by dealing with a number of financial institutions with specified exposure limits for each institution. These exposure limits are established by considering the credit rating of the institutions and are reviewed on a regular basis.

c) Fair Value

The fair values of the Company's cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities and loan payable approximate their carrying values. Management believes that the fair value of long-term debt and deferred premiums approximate their carrying value; however, the fair value of the Aljustrel production liabilities is not determinable (Note 22 (c)).

In 2004 the Company's lenders mandated a copper price protection program as a condition precedent to the debt financing for the acquisition of Somincor. The requirement was to buy various derivatives for a three year period for approximately 70% of the Neves-Corvo copper production. The put premiums relating to the three year program totalled $21,266,000 were deferred and recorded as a derivative liability and accreted to its face value at an annual rate of 8%.

During 2005 to mitigate price risk the Company sold forward 30,750 tonnes or about 36% of expected 2006 copper production at an average price of $3,578 per tonne or $1.62 per pound. In addition 24,000 tonnes of put options costing $2,424,000 were purchased at a strike price of $3,000 per tonne or $1.36 per pound.

The fair value of all the unexpired derivatives has been estimated using year-end market values. The following table summarizes the approximate amount that the Company would either (pay) or receive to settle the contracts at December 31, 2005 and 2004:

		2005		2004
Copper put options	$	741	$	4,172
Forward sales		(17,095)		(14,623)
Currency hedges		328		—
Interest rate swaps		—		(436)
		(16,026)		(10,887)
Deferred premiums		(18,113)		(20,943)
Total		(34,139)		(31,830)
Less: current portion of deferred premiums		7,357		2,572
Long-term portion of net derivative instrument liabilities	$	(26,782)	$	(29,258)

11. Aljustrel Production Liabilities

The following amounts are payable only upon production from a specific deposit at the Aljustrel mine:

		2005		2004
Interest bearing debt - principal and interest	$	6,043	$	6,755
Non-interest bearing debt		5,955		6,547
Other creditors		314		2,453
	$	12,312	$	15,755

Interest and non-interest bearing debts payable to EDM and amounts due to creditors were assumed on the purchase of the Aljustrel mine and are only repayable following commencement of commercial production from a specified deposit.

a) Debt of $6,043,000 (€5,091,000), bears interest at EURIBOR and compounds annually and is payable in annual installments of $2,077,000 (€1,750,000), beginning twelve months following the commencement of commercial production from a specified deposit. (Note 22 (c)).

b) Non-interest bearing debt of $10,443,000 (€8,777,000) is payable, twelve months after the final payment of the above interest bearing debt, in four equal annual installments of $2,610,000 (€2,199,000) while Aljustrel is in commercial production. The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is accreted to its face value over the term of the debt through a charge to interest expense. (Note 22 (c)).

c) The Company assumed liabilities of $3,503,000 (€2,951,000) owing to previous creditors of Aljustrel from EDM. Payment of these amounts, which are non-interest bearing, would start three years after production commences at the Aljustrel mine. The recorded present value was being accreted to its face value over the term of the debt through a charge to interest expense. During 2005 the Company negotiated with some of the major creditors for payment of the debt at 20% of its face value, resulting in a gain of $1,303,000 for the period. The outstanding balance at December 31, 2005 is $314,000 (€264,000).

12. Asset Retirement Obligations

Although the ultimate amount of the asset retirement obligation and reclamation cost is uncertain, the fair value of these obligations is based on information currently available including closure plans and applicable regulations. The development of a life of mine plan ("LOM") is an ongoing process which takes into account the most recent geological information and prevailing economic parameters including long-term commodity prices and costs, productivity and smelting and refining costs.

Aljustrel mine:

The asset retirement obligation is based on an updated feasibility study, completed by an independent consultant for the Aljustrel mine in February 2001 which estimated the obligation at the time of the assessment to be $5,000,000. During 2005 the Company reviewed its future reclamation obligation using Aljustrel's latest LOM plan and forecasted inflation rates and determined that the future estimated cash flows had decreased by $547,000. The accretion of this obligation in 2005 was $255,000 (2004 – $207,000).

Neves-Corvo mine:

The asset retirement obligation is based on an environmental study that was completed by an independent consultant in 1992 and updated in 1998 and 1999. The estimated obligation at the time of assessment was €57,682,000 which converted at the acquisition date rate of exchange equates to $69,530,000. During 2005 the Company's review of Neves-Corvo's latest LOM plan and forecasted inflation rates resulted in a $1,859,000 increase to the future estimated cash flows for the asset retirement obligation. The accretion on this obligation in 2005 was $2,740,000 (2004-post acquisition $1,149,000).

A summary of the Company's provision for asset retirement obligation is as follows:

	Neves Corvo	Aljustrel	Total
Balance, December 31, 2003	$ —	$ 4,154	$ 4,154
Amounts arising from acquisition of Neves-Corvo	47,095	—	47,095
Accretion during the year	1,149	207	1,356
Balance, December 31, 2004	48,244	4,361	52,605
Change in estimate	1,859	(547)	1,312
Accretion	2,740	255	2,995
Impact on foreign exchange	(907)	—	(907)
Balance, December 31, 2005	$ 51,936	$ 4,069	$ 56,005

The Company's calculations use forecasted inflation rate of 2.2% for Neves-Corvo and Aljustrel to compute the estimated future cost of reclamation and discounted these costs to present values by using a credit adjusted risk free rate of 5.0% per annum.

13. Other Obligations upon Mine Closure

The Company's wholly-owned subsidiary, Somincor, is required to provide for the liabilities associated with employee termination costs upon the closure of Neves-Corvo mine in accordance with Portuguese government requirements. As at December 31, 2005, Somincor has accrued $2,941,000 (2004 - $1,900,000) related to this future liability. This future liability will be adjusted each year to reflect the changes in underlying employee information projected to exist at the mine closure date.

14. Supplemental Cash Flow Information

Change in non-cash working capital consists of :	2005	2004
Account receivable	**$ (38,526)**	$ (19,428)
Inventories	**6,847**	(2,799)
Prepaid expenses	**(81)**	(99)
Account payable	**26,737**	10,506
	$ (5,023)	$ (11,820)
Non-cash financing and investing activities :		
Warrants issued pursuant to a loan guarantee	**$ —**	$ 2,080
Capital assets acquired under capital lease	**5,972**	—
	$ 5,972	$ 2,080
Operating activities included the following payments :		
Taxes paid	**$ 13,354**	$ 12,437
Interest paid	**$ 4,811**	$ 4,928

15. Share Capital

a) Common shares (in thousands)

Authorized: 1,000,000,000 common shares without par value

Issued and outstanding:

In thousands of US dollars	Number of shares		Amount
Balance, December 31, 2003	255,494	$	46,228
Issued during the year:			
Underwritten financings, net of share issue costs of $5,711	205,800		76,373
Exercise of stock options	2,200		315
Exercise of share purchase warrants	16,042		5,046
Fair value of stock options transferred from Options and Warrants	—		424
Balance, December 31, 2004	479,536		128,386
Issued during the year:			
Exercise of stock options	4,492		1,169
Exercise of share purchase warrants	53,576		20,277
Fair value of stock options transferred from Options and Warrants	—		951
Balance, December 31, 2005	537,604	$	150,783

b) Stock Option Plan

The Company has a stock option plan to attract and retain qualified directors, officers, employees and consultants for the Company and its affiliates, to promote a proprietary interest in the Company and to stimulate active interest by such persons in the development and financial success of the Company. The stock option plan is administered by the Human Resources Committee, all of whom are members of the Board of Directors. The maximum aggregate number of shares issuable is 50,000,000. The exercise price per optioned share shall be determined by the Human Resources Committee, but such price shall not be less than the closing price of the shares on the TSX on the trading day immediately preceding the day on which the option is granted. The options granted have a two-year vesting period. The maximum term of options can be up to 10 years.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

The Company uses the fair value method of accounting for all stock-based payments to employees and directors. Under this method, the Company included in general and administration cost $1,322,000 (2004 - $1,516,000) for stock based compensation with a corresponding credit to options and warrants. The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes pricing model assuming risk-free interest rates of 3% to 4%, dividend yield of 0%, stock price volatility of 40% to 53% and an expected life of the options of 1.5 to 2.5 years.

At December 31, 2005, the Company has the following options outstanding:

Ranges of exercise prices (CDN$)	Number of options outstanding ('000s)	[1]WAP of outstanding options (CDN$)	Year of expiry	Weighted average remaining contractual life (years)	Number of options exercisable ('000s)	[1]WAP exercisable options (CDN$)
$0.15	145	$0.15	2006	0.87	145	$0.15
$0.10	1,270	$0.10	2007	1.94	1,270	$0.10
$0.60 - $0.66	9,153	$0.62	2009	3.55	9,154	$0.62
$0.65 - $0.95	9,757	$0.70	2010	4.47	5,313	$0.72
	20,325	$0.62		3.77	15,882	$0.61

[1]WAP: Weighted Average Price

c) **Share Purchase Warrants**

There were no share purchase warrants issued during 2005, except for the conversion of agent warrants. As of December 31, 2005, the Company has the following warrants outstanding:

Exercise prices (CDN$)	Number of warrants outstanding ('000s)	Expiry date
$0.60	1,400	1-Feb-06
$0.75	2,868	6-Feb-06
$0.60	8,696	1-Apr-06
	12,964	

Transactions concerning stock options and share purchase warrants are summarized below:

	Incentive stock option plan		Share purchase warrants		Total
	Shares	Price (CDN$)	Shares	Price (CDN$)	Shares
Outstanding, December 31, 2003	**6,410**	**0.14**	**23,087**	**0.25 – 0.40**	**29,497**
Year ended December 31, 2004					
Granted	10,700	0.60 – 0.66	57,352	0.40 – 0.60	68,052
Exercised	(2,200)	0.18	(16,042)	0.25 – 0.50	(18,242)
Outstanding, December 31, 2004	**14,910**	**$ 0.10 – $0.66**	**64,397**	**$ 0.25 – $0.60**	**79,307**
Year ended December 31, 2005					
Granted	9,940	0.65 – 0.95	2,143	0.40 – 0.75	12,083
Exercised	(4,492)	0.51	(53,576)	0.40 – 0.75	(58,068)
Cancelled	(33)	0.65	—	—	(33)
Outstanding, December 31, 2005	**20,325**	**$ 0.10 – $0.95**	**12,964**	**$ 0.60 – $0.75**	**33,289**

d) **Options and Warrants**

Options and warrants consist of unexercised fair value of stock options and share purchase warrants as follows:

	Number of			Amounts		
In thousands	Options	Warrants	Total	Options	Warrants	Total
Balance, December 31, 2004	14,725	13,933	28,658	$ 1,865	$ 2,249	$ 4,114
Issued during the year	5,463	—	5,463	1,322	—	1,322
Transfers to share capital	(3,991)	(3,837)	(7,828)	(401)	(550)	(951)
Balance, December 31, 2005	16,197	10,096	26,293	$ 2,786	$ 1,699	$ 4,485

e) **Currency Translation Adjustment**

Currency translation adjustment represents the cumulative unrecognized exchange adjustment on the translation of the net assets of the Company's Portuguese subsidiaries and Canadian corporate office converted from their functional currency into US Dollars. The change for the year reflects the impact of US currency movements on these net assets.

16. Related Party Transactions

The Company had the following transactions with related parties which have been recorded at the exchange amount:

	2005	2004
Consulting and management fees	**$ 335**	$ 1,433

Consulting and management fees paid to Directors and Officers, and a company controlled by the former President of the Company as compensation for services performed.

Warrants Issued

During the year 2004, 12,195,652 warrants were issued to RCF, a shareholder of the Company, for the Boliden Loan guarantee (Note 7). No related party warrants were issued in 2005.

17. Income Taxes

Reconciliation of income taxes calculated at statutory rates to the actual tax provision is as follows:

	2005	2004 (Restated) (Note 21)
Statutory tax rate	**34.9%**	35.6%
Income tax expense at the statutory rate	**$ 41,529**	$ 7,057
Effect of lower tax rates in foreign jurisdictions	**(15,407)**	(1,868)
Changes in valuation allowance	**(4,396)**	(1,458)
Non-deductible expenditures	**1,494**	543
Withholding tax	**615**	—
Foreign exchange	**1,158**	—
Foreign income taxed in Canada	**5,651**	—
Other	**12**	(134)
Income tax expense	**$ 30,656**	$ 4,140

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2005	2004
Property, plant and equipment	**$ 6,435**	$ 14,875
Current assets	**1,110**	—
Non-capital losses	**2,062**	9,452
Resource pools	**—**	1,207
Share issue costs	**—**	1,851
Other liabilities	**2,709**	—
Long-term liabilities	**10,297**	11,932
Marked-to market derivatives	**8,044**	7,068
	30,657	46,385
Less: valuation allowance	**(4,356)**	(14,714)
	26,301	31,671
Excess book value of plant and equipment over tax value	**(5,801)**	—
Future income tax asset	**$ 20,500**	$ 31,671

The Company has non-capital losses of $9,374,000 in Portugal available for carry-forward to offset future taxable income. Future benefits for these losses have been offset by a valuation allowance. The losses expire as follows:

Years of expiry	**Portugal**
2007	397
2008	4,256
2009	4,229
2010	305
2011	187
	$ 9,374

18. Segmented Information

The Company operates in one industry segment, namely base metal mining in one geographic region, Portugal.

19. Commitments and Contingencies

(i) The Company's wholly-owned subsidiary, Somincor, has entered into the following commitments:

a) Royalty payment under a fifty year concession agreement to pay the greater of 10% of net income or 0.75% of mine-gate production revenue. Royalty cost for 2005 was $9,186,000 (2004 - $3,988,000).

b) The port authority of Setubal and Sesimbra, Portugal for the use of the port facilities for a thirty-year period from 1996 at an annual cost of $120,000.

c) Railway transport agreement for ten years expiring November 2010 at an estimated annual cost of $4,500,000 per year.

d) Setubal bulk terminal land and use license commitments aggregating approximately $420,000 per year for the duration of the life of the terminal facilities.

e) Computer equipment lease commitments for the next two years in the amount of approximately $811,000 per year.

f) The Company's wholly-owned subsidiary, Somincor, was part of an on-going industry-wide investigation involving major copper concentrate producers commenced in Europe, Canada and the US. On September 30, 2005, the subsidiary was advised by the European Commission that the investigation was closed without prejudice.

(ii) The Company's wholly-owned subsidiary, Pirites Alentajanas, S.A. ("PA") is committed to pay EDM $26,020,130 (€21,972,750) under the terms of a "price participation" clause. The "price participation", which PA is liable to EDM, is an amount equal to the amount of zinc produced and sold from PA's properties times 8% of the price of pound of zinc in excess of $0.55, whenever the annual zinc settlement price averages over $0.55 per pound. This price participation is payable for a period of ten years from the commencement of production from a specific deposit at the Aljustrel mine, and the base price of $0.55 will be adjusted after five years to account for the effects of inflation. (Also see Note 22 (c))

(iii) Derivatives and financial instruments

The Company's has commitments under derivative instruments at December 31, 2005 as follows:

	2006	2007	Total	Unrealized gain (loss)
Copper				
2005 Puts (tonnes)	24,000	—	24,000	
Average price (US$/lb)	$1.36	—	$1.36	$ (1,880)
2004 Puts (tonnes)	11,268	8,784	20,052	
Average price (US$/lb)	$0.86	$0.85	$0.86	$ (3,975)
Forward sales (tonnes)	30,750	—	30,750	
Average price (US$/lb)	$1.62	—	$1.62	$ (17,095)
US dollars				
Forward sales	$137,684	—	$137,684	
Average US$ / €rate	1.1967	—	1.1967	$ 328

20. Differences Between Canadian and United States Generally Accepted Accounting Principles

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the United States Securities and Exchange Commission ("SEC") in applying US GAAP material measurement differences to these consolidated financial statements are as follows:

	December 31, 2005		(Restated - Note 21) December 31, 2004	
	US GAAP	**CDN GAAP**	**US GAAP**	**CDN GAAP**
Assets				
Current assets	$ 105,177	$ 105,177	$ 84,939	$ 84,939
Property, plant and equipment [a]	290,394	301,380	268,500	279,189
Future income tax asset	20,500	20,500	31,671	31,671
Other long-term assets	21,534	21,534	24,060	24,060
Total assets	$ 437,605	$ 448,591	$ 409,170	$ 419,859
Liabilities				
Accounts payables and accrued liabilities	$ 80,611	$ 80,611	$ 51,181	$ 51,181
Loan payable	—	—	10,000	10,000
Long-term debt	38,910	38,910	119,342	119,342
Derivative instruments liability	26,782	26,782	31,830	31,830
Asset retirement obligations	56,005	56,005	52,605	52,605
Long-term liabilities	15,253	15,253	17,655	17,655
	217,561	217,561	282,613	282,613
Shareholders' Equity				
Share capital	150,878	150,783	128,481	128,386
Options and warrants	4,176	4,485	3,805	4,114
Retained earnings (deficit) [a]	72,944	82,787	(15,096)	(5,550)
Currency translation adjustment	(7,954)	(7,025)	9,367	10,296
	220,044	231,030	126,557	137,246
Total liabilities and shareholders' equity	$ 437,605	$ 448,591	$ 409,170	$ 419,859

The effect of measurement differences between CDN GAAP and US GAAP on the Company's net loss for the years ended December 31, 2005 and 2004 is summarized below:

		2005		2004 (Restated) (Note 21)
Net earnings under CDN GAAP	**$**	**88,337**	$	15,682
Effect of differences in accounts for:				
Expense current year deferred exploration costs [a]		**(297)**		(181)
Net earnings under US GAAP		**88,040**		15,501
Cumulative translation adjustment		**(18,228)**		10,296
Comprehensive income [b]	**$**	**69,812**	$	25,797
Basic and diluted earnings per share	**$**	**0.17**	$	0.04

Basic and diluted weighted average number of shares outstanding is same under US GAAP and CDN GAAP.

[a] Property, plant and equipment

Under US GAAP and practices prescribed by the SEC, mineral property exploration expenditures relating to mineral properties, for which commercial feasibility has not yet been established are expensed as incurred. In addition, land use costs are expensed as incurred. Under CDN GAAP, these costs are deferred and amortized over the estimated life of the property following the commencement of commercial production, or written off if the property is sold, allowed to lapse, abandoned or impaired.

All exploration expenditures in 2005 and 2004 relating to mineral properties, without a feasibility study, were expensed for CDN GAAP, except for $297,000 (2004- $181,000) noted above relating to early stage exploration at Somincor.

[b] Comprehensive income

Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events are attributable to changes from non-owner sources. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign exchange gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income is not yet effective under Canadian GAAP.

[c] Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This guidance is effective for fiscal years beginning after June 15, 2005. As the Company currently uses the fair value method to account for all stock option grants this statement will have no impact on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Non-Monetary Assets*, Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, *Accounting for Non-Monetary Transactions*, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. However, the guidance in that Opinion included certain exceptions to that principle. This statement amends APB Opinion No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this statement was issued.

In June 2005, the AcSB issued CICA 3831, *Non-monetary Transactions*, replacing the former CICA 3830, *Non-monetary Transactions*. This statement will be effective for fiscal periods beginning after January 1, 2006. Earlier application is permitted for non-monetary asset exchanges executed in periods beginning on or after July 1, 2005. Retroactive application is prohibited. This new Canadian standard is, in all material respects, consistent with the new US standard described above.

In April 2005, the AcSB issued CICA 1530, *Comprehensive Income,* which introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders' equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

In April 2005, the AcSB issued CICA 3865, *Hedges,* which is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 "*Hedging Relationships*", and Section 1650 "*Foreign Currency Translation*", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

On March 30, 2005, the FASB ratified the EITF consensus in Issue 04-06 that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, *Inventory Pricing* (ARB 43). In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as "stripping costs." It is the accounting for costs incurred during the production stage of the mine, or the post-production stripping costs, that are addressed in Issue 04-06. Based upon this consensus, post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The guidance in this consensus will be effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative effect adjustment through opening retained earnings or retrospectively by restating prior periods. The Company has not determined the method of adoption or the impact, if any, on the Company's financial position or results from operations.

On June 1, 2005, the FASB issued SFAS No. 154, *Accounting Changes* and *Error Corrections*, a replacement of APB Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, Reporting *Accounting Changes in Interim Financial Statements*.

SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

21. Restatement of Consolidated Financial Statements

During the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes as at December 31, 2004 was incorrect. During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5% to 22.0%, effective January 1, 2005, for certain regions, including the region where the Company conducts its mine operations. As a result, the Company has restated its consolidated financial statements to reduce the income tax rate used in establishing future income taxes.

The effect of this restatement on the Company's consolidated financial statements for the year ended December 31, 2004 is summarized as follows:

	Previously reported	Adjustment	Restated
Consolidated Balance Sheets			
Total assets	$ 421,644	$ (1,785)	$ 419,859
Total liabilities	282,613	—	282,613
Shareholders' equity	139,031	(1,785)	137,246
Consolidated Statement of Operations			
Net earnings before income taxes	$ 19,822	$ —	$ 19,822
Current income taxes	(17,806)	—	(17,806)
Future income tax (recovery) expense	15,451	(1,785)	13,666
	$ 17,467	$ (1,785)	$ 15,682

22. Subsequent Events

Subsequent to December 31, 2005, the Company:

a) Received proceeds of $2,604,018 on exercise of 4,268,100 share purchase warrants, and $894,722 on exercise of 2,199,998 employee stock options.

b) On February 14, 2006, the Company's major shareholder Resource Capital Funds "RCF" sold 71,430,000 common shares of the Company for gross proceeds of $100,002,000 to a group of underwriters through a secondary offering in Canada and a private placement in the USA.

The Company will not receive any proceeds from the sale of these shares and will be reimbursed for expenses incurred in connection with the offering prospectus.

c) On February 27, 2006 the Company signed a memorandum of understanding with EDM, the previous owner of the Aljustrel mine, regarding the settlement of the amounts owed to EDM for the balance of the purchase price and debt assumed upon acquisition of Aljustrel in 2001 aggregating $16,461,000 (€13,868,000) as detailed in Note 11(a) and (b), as well as the "price participation" commitment of $26,020,130 (€21,972,150) discussed in Note 19 (ii). All of the aforementioned obligations will be settled for approximately $4,100,000 (€3,450,000) with half the amount payable upon signing of the formal agreement and the balance is payable thirty months after that date.

The Company has guaranteed the commitments of its subsidiaries that own Aljustrel and has agreed to provide a bank guarantee to secure the future payment. The agreement is subject to ratification by the Portuguese government and the Company's board of directors and will result in the Company recording a gain on settlement of Aljustrel liabilities of approximately $7,900,000 and eliminating the price participation obligation that was contingent upon production from a specified deposit.

Corporate Information

Directors

J. Edward Fletcher °•
Chairman

Colin K. Benner
Vice Chairman

John A. Greig *•

David F. Mullen *°

Christian Bué•

Graham E. Mascall

Ryan T. Bennett °

Ronald S. Simkus °

John G. Shanahan *°•

* Member of Audit Committee
° Member of Human Resources Committee
• Member of Corporate Governance Committee

Officers

Colin K. Benner
Vice-Chairman &
Chief Executive Officer

Amjad J. Ali
Executive Vice-President
& Chief Financial Officer

Ronald A. Ewing
Executive Vice-President,
Corporate Affairs
& Corporate Secretary

Garnet L. Dawson
Vice-President, Exploration

Adriano F. Barros
Vice-President, Business
Development-Portugal

Somincor Management Neves-Corvo Mine

João Carrêlo
Managing Director

James S. Drake
Executive Director

Fátima Nunes
Legal Manager & Company Secretary

João Nunes
Underground Manager

Carlos Setas Pires
Plant Manager

Teresa Manso Gigante
Purchasing and Materials Manager

Henrique Gama
Environmental and Development Manager

João Loja Fernandes
Finance Manager

Pedro Silva Duarte
Commercial Manager

Fernando Pedroso
Personnel Manager

Ricardo Bandin
Safety Manager

[illegible]

James S. Drake
President

Gois Franco
Maintenance Manager

João Afonso
Finance Manager

Ana Isabel Braz
Personnel Manager

Corporate Head Office

Suite 1601, 543 Granville Street
Vancouver, British Columbia
Canada V6C 1X8
Telephone: 604.681.1337
Toll-free: 1.866.571.MINE
Fax: 604.681.1339
Email: info@eurozinc.com
Website: www.eurozinc.com

Somincor Mine Office
Mina de Neves Corvo
Santa Barbara de Padrões

Apartado 12, 7780-909 Castro Verde
Portugal
Phone: 351.286.689000

Aljustrel Mine Office

Rua de Algares
7600-015 Aljustrel
Portugal
Phone: 351.284.603090

Shares Traded

Toronto Stock Exchange
American Stock Exchange
Trading Symbol: EZM

Legal Counsel

Gowling Lafleur Henderson LLP
Suite 2300, Four Bentall Centre
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1J1
Telephone: 604.683.6498

Registrar and Transfer Agent

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Phone: 604.661.9400

Auditors

PricewaterhouseCoopers LLP
Suite 700, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3S7
Phone: 604.806.7000

Investor Relations

Troy Winsor
Manager, Investor Relations
Telephone: 604.466.8934
Toll-free: 1.888.225.9662
Email: troyw1@telus.net


